Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Performance First

[GRAPHIC]

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2006 - MTNDD039, Subject to Completion, Dated October 27, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

ELKS®

____________________________________________________

             Equity LinKed Securities

% Per Annum

ELKS Based Upon the

Common Stock of Archer-Daniels-Midland Company

Due 2007

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

October 27, 2006

2	ELKS

ELKS®

Based Upon the Common Stock of

Archer-Daniels-Midland Company

Equity LinKed Securities due 2007

This offering summary represents a summary of the terms and conditions of the ELKS. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

Overview of the ELKS®

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the common stock on which the ELKS are based. The ELKS Based Upon the Common Stock of Archer-Daniels-Midland Company (“ADM”) have a maturity of approximately one year and are issued by Citigroup Funding Inc. Some key characteristics of the ELKS include:

O	Periodic Fixed Coupons. The ELKS pay a fixed coupon, with a yield greater than both the current dividend yield of ADM common stock and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding. The ELKS will pay a semi-annual coupon equal to approximately 9% to 10% per annum (to be determined on the Pricing Date).

O	No Principal Protection. While the ELKS provide limited protection against the decline in the price of ADM common stock, ELKS are not principal protected. For each ELKS you hold at maturity, you will receive either (a) a fixed number of shares of ADM common stock equal to the Exchange Ratio ($10 divided by the Initial Share Price of ADM common stock) if the price of ADM common stock declines by approximately 20% (to be determined on the Pricing Date) or more at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), or (b) $10 in cash. Thus, if you receive shares of ADM common stock at maturity and the price of ADM common stock at maturity is less than the Initial Share Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero.

O	No Participation in the Growth Potential of the Underlying Stock. In return for receiving the fixed coupon and limited protection against a decline in the price of ADM common stock, you give up participation in any increase in the price of ADM common stock during the term of the ELKS (except in limited circumstances). Also, you will not receive dividends or other distributions, if any, paid on ADM common stock.

ELKS	3

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

Capitalized terms used in these summaries are defined in “Preliminary Terms” on the following page.

Types of Investors

The ELKS may be an attractive investment for investors seeking relatively high current income who are also willing to accept risk to the principal invested, including:

O	Income oriented equity investors

O	Investors with moderate return expectations for ADM common stock who also seek limited protection against loss

O	Current or prospective holders of ADM common stock

O	Investors in convertible securities who are willing to risk principal

4	ELKS

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Equity LinKed Securities (ELKS®) Based Upon the Common Stock of Archer-Daniels-Midland Company
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	None
Principal Amount Issued:	$
Pricing Date:	November , 2006
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Approximately one year from the Pricing Date
Maturity Date:	Approximately one year from the Issue Date
Underlying Stock:	Common Stock of Archer-Daniels-Midland Company (NYSE: “ADM”)
Issue Price:	$10 per ELKS
Coupon:	Approximately 9% to 10% per annum (to be determined on the Pricing Date), paid semi-annually
Amount To Be Received at Maturity:

For each $10 ELKS:

(1) a number of shares of the Underlying Stock equal to the Exchange Ratio, if the trading price of the Underlying Stock any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by approximately 20% (to be determined on the Pricing Date) or more, or

(2) $10 in cash

Exchange Ratio:	A number of shares of the Underlying Stock per ELKS equal to $10 divided by the Initial Share Price (actual ratio to be determined on the Pricing Date)
Initial Share Price:	The closing price of the Underlying Stock on the Pricing Date
Listing:	Application has been made to list the ELKS on the American Stock Exchange under the symbol “EAM.”
Agent’s Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.

ELKS	5

Benefits of the ELKS

O	Current Income. The ELKS pay a semi-annual coupon with a yield set at a rate that is currently greater than both the anticipated dividend yield on the Underlying Stock and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

O	Protection Against Loss in Limited Circumstances. At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Stock has declined from the Initial Share Price, as long as the price does not decline below the predetermined percentage at any time (including intra-day) during the term of the ELKS. In this case, you will not suffer the same loss that a direct investment in the Underlying Stock would produce. However, if at any time (including intra-day) during the term of the ELKS, the Underlying Stock has declined by the predetermined percentage or more, the amount you receive at maturity may be less than your initial investment and could be zero.

Key Risk Factors for the ELKS

An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the ELKS” section of the preliminary pricing supplement related to this offering for a full description of risks.

O	Potential for Loss. The amount you will receive at maturity on the ELKS will depend on the price of the Underlying Stock during the term of the ELKS. If, at any time during the term of the ELKS (including intra-day), the price of the Underlying Stock declines from the Initial Share Price by the predetermined percentage or more, and the price of the Underlying Stock at maturity is less than the Initial Share Price, the value of the Underlying Stock you receive at maturity will be less than your initial investment in the ELKS and could be zero.

O	Appreciation May Be Limited. You will not participate in any appreciation in the price of the Underlying Stock, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Stock at any time (including intra-day) during the term of the ELKS declines from the Initial Share Price by the predetermined percentage or more and (ii) the price of the Underlying Stock at maturity is greater than the Initial Share Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Stock, or on a direct investment in the Underlying Stock, if the price of the Underlying Stock at maturity is significantly greater than the Initial Share Price but you do not receive shares of the Underlying Stock at maturity.

O	Potential for a Lower Comparative Yield. If the price of the Underlying Stock declines by the predetermined percentage or more at any time (including intra-day) during the term of the ELKS and the closing price of the Underlying Stock at maturity is less than the Initial Share Price, which will result in your receiving Underlying Stock with a value at maturity that is less than the principal amount of your ELKS, the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding with a comparable maturity.

O

Relationship to the Underlying Stock.    You will have no rights against the issuer of the Underlying Stock even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Stock. The issuer of the

6	ELKS

Underlying Stock is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the Underlying Stock unless and until you receive shares of the Underlying Stock at maturity.

O	Secondary Market. Citigroup Funding will apply to list the ELKS on the American Stock Exchange, but a secondary market may not develop or continue for the term of the ELKS. Although Citigroup Global Markets intends to make a market in the ELKS, it is not obligated to do so.

O	Resale Value of the ELKS May be Lower Than Your Initial Investment. Due to, among other things, changes in the price of and dividend yield on the Underlying Stock, interest rates, the earnings performance of the issuer of the Underlying Stock, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

O	Fees and Conflicts: Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Stock or other instruments, such as options, swaps or futures, based upon the Underlying Stock by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

O	Citigroup Credit Risk. The ELKS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

Archer-Daniels-Midland Company

According to publicly available documents, Archer-Daniels-Midland is principally engaged in procuring, transporting, storing, processing and merchandising agricultural commodities and products. Archer-Daniels-Midland is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Archer-Daniels-Midland files reports (including its Annual Report on Form 10-K for the fiscal year ended June 30, 2006) and other information with the SEC. Archer-Daniels-Midland’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the prospectus related to this offering.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Archer-Daniels-Midland’s publicly available documents and has not made any due diligence investigation or inquiry of Archer-Daniels-Midland in connection with the offering of the ELKS. No representation is made that the publicly available information about Archer-Daniels-Midland is accurate or complete.

The common stock of Archer-Daniels-Midland is listed on the New York Stock Exchange under the symbol “ADM.” According to Archer-Daniels-Midland’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006, as of July 31, 2006, there were 655,717,116 shares of common stock outstanding. Historical high and low sale prices for ADM common stock and the dividends paid on such common stock for each quarter since the first quarter of 2001 are

ELKS	7

included in the preliminary pricing supplement related to this offering under “Historical Data on the Common Stock of Archer-Daniels-Midland Company”. The following graph sets forth the daily closing price of ADM common stock, as reported on the New York Stock Exchange from January 2, 2001 to October 26, 2006. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of ADM common stock are not indicative of future ADM common stock closing prices. This graph does not reflect intra-day pricing.

The closing price of ADM common stock on October 26, 2006 was $39.87.

The ELKS represent obligations of Citigroup Funding only. Archer-Daniels-Midland Company is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

8	ELKS

What You Could Receive at Maturity—Hypothetical Examples

The six examples of hypothetical amounts you could receive at maturity set forth below are based on the following assumptions:

O	Issue Price: $10.00 per ELKS

O	Coupon: 9.50% per annum, payable at maturity ($0.95 per ELKS total)

O	Initial Share Price: $37.20 per share of ADM common stock

O	Annualized current dividend yield of ADM common stock: 1.04%

O	Exchange Ratio: 0.26882 shares of ADM common stock per ELKS

O	At maturity, whether you receive ADM common stock or your initial investment ($10.00 per ELKS) depends on whether ADM common stock has declined by 20% or more (to $29.76 or less) at any time (including intra-day) after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Share Price, the percentage decline from the Initial Share Price which will cause you to receive a fixed number of shares of ADM common stock at maturity instead of cash and the change in the price of ADM common stock from the Initial Share Price during the term of the ELKS.

Example 1: The lowest trading price of ADM common stock at any time after the Pricing Date up to and including the Valuation Date is $29.95 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $29.95 per share, which is less than the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on ADM common stock (excluding cash dividend payments): -19.50%

Return on ELKS (excluding coupon payment): 0.00%

Return on ADM common stock (including cash dividend payments): –18.46%

Return on ELKS (including coupon payment): 9.50%

Example 2: The lowest trading price of ADM common stock at any time after the Pricing Date up to and including the Valuation Date is $29.95 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $37.20 per share, which is equal to the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on ADM common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on ADM common stock (including cash dividend payments): 1.04%

Return on ELKS (including coupon payment): 9.50%

Example 3: The lowest trading price of ADM common stock at any time after the Pricing Date up to and including the Valuation Date is $29.95 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $44.64 per share, which is greater than the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on ADM common stock (excluding cash dividend payments): 20.00%

ELKS	9

Return on ELKS (excluding coupon payment): 0.00%

Return on ADM common stock (including cash dividend payments): 21.04%

Return on ELKS (including coupon payment): 9.50%

Example 4: The lowest trading price of ADM common stock at any time after the Pricing Date up to and including the Valuation Date is $24.74 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $31.62 per share, which is less than the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.26882 shares of ADM common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $8.50.

Return on ADM common stock (excluding cash dividend payments): –15.00%

Return on ELKS (excluding coupon payment): –15.00%

Return on ADM common stock (including cash dividend payments): –13.96%

Return on ELKS (including coupon payment and the cash value of the ADM common stock): –5.50%

Example 5: The lowest trading price of shares of ADM common stock at any time after the Pricing Date up to and including the Valuation Date is $24.74 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $37.20 per share, which is equal to the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.26882 shares of ADM common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $10.00.

Return on ADM common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on ADM common stock (including cash dividend payments): 1.04%

Return on ELKS (including coupon payment and the cash value of the ADM common stock): 9.50%

Example 6: The lowest trading price of shares of ADM common stock at any time after the Pricing Date up to and including the Valuation Date is $24.74 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $40.92 per share, which is greater than the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.26882 shares of ADM common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $11.00.

Return on ADM common stock (excluding cash dividend payments): 10.00%

Return on ELKS (excluding coupon payment): 10.00%

Return on ADM common stock (including cash dividend payments): 11.04%

Return on ELKS (including coupon payment and the cash value of the ADM common stock): 19.50%

10	ELKS

Summary Chart of Hypothetical Examples

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Share Price (per share)	$37.20	$37.20	$37.20	$37.20	$37.20	$37.20
80% of Hypothetical Initial Share Price (per share)	$29.76	$29.76	$29.76	$29.76	$29.76	$29.76
Hypothetical Lowest Trading Price (per share)	$29.95	$29.95	$29.95	$24.74	$24.74	$24.74
Is the Hypothetical Lowest Trading Price less than or equal to 80% of the Hypothetical Initial Share Price?	No	No	No	Yes	Yes	Yes

Will 0.26882 shares (the Hypothetical Exchange Ratio) of ADM common stock be delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per share)	$29.95	$37.20	$44.64	$31.62	$37.20	$40.92
Maturity Payment in cash or market value of ADM common stock (excluding coupon payment per ELKS)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Maturity Payment in cash or market value of ADM common stock (including coupon payment per ELKS)	$10.95	$10.95	$10.95	$9.45	$10.95	$11.95
Return on ADM common stock (excluding cash dividend payments)	-19.50%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (excluding coupon payment)	0.00%	0.00%	0.00%	-15.00%	0.00%	10.00%
Return on ADM common stock (including cash dividend payments)	-18.46%	1.04%	21.04%	-13.96%	1.04%	11.04%
Return on ELKS (including coupon payment)	9.50%	9.50%	9.50%	-5.50%	9.50%	19.50%

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the ELKS and that hold ELKS and, if applicable, the Underlying Stock received at maturity of the ELKS as capital assets. In general, the coupon payments paid on the ELKS should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon of approximately 9% to 10% per annum (to be determined on the Pricing Date), the interest component is expected to be approximately 5.5% (to be determined on the Pricing Date) and the option premium component is expected to be approximately 3.5% to 4.5% (to be determined on the Pricing Date). These components should be taxed as follows:

O	The interest component should be taxed as ordinary interest income when it is received or accrued in accordance with the U.S. investor’s method of accounting.
O	The option premium component (which amount is equal to the sum of the first and second option premium payments) should generally not be taxed until sale or maturity of the ELKS for cash. At maturity, the option premium component should be taxed as a short-term capital gain if the maturity payment is made in cash. If at maturity you receive shares of the Underlying Stock, the option premium component should reduce the cost basis of the stock received and no tax event should occur with respect to the option premium component until the disposal of the shares of the stock received.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the

ELKS	11

ELKS should consult his or her tax advisor in determining the tax consequences of an investment in the ELKS.

In the case of a holder of an ELKS that is not a U.S. person, the interest payment made with respect to the ELKS should not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the ELKS should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and
2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the ELKS as long as either (A) (1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the ELKS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

In the event you receive shares of ADM common stock at maturity of the ELKS, the amount you receive will be subject to adjustment for a number of events that modify Archer-Daniels-Midland’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the preliminary pricing supplement related to this offering for more information. However, the amount you will receive at maturity, if applicable, will not be adjusted for all events that may adversely affect the price of ADM common stock, and these other events may have the effect of reducing the amount you will receive at maturity if you receive shares of ADM common stock.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.